82-1200

Nestlé

04035639

PRESS RELEASE

Nestlé to Sell Cocoa Processing Activities in York and Hamburg to Cargill Inc.

SUPPL

Vevey, June 30, 2004 – Pursuant to the Company's policy to concentrate its activities on branded value-added products, Nestlé has reached an agreement by which the Group will sell its cocoa bean processing activities in York (UK) and in Hamburg (Germany) to Cargill Incorporated. Nestlé expects the definitive agreements to be signed in early July 2004 and for the divestiture of the activities in York and Hamburg to take effect on October 1st, 2004, after completing work council consultations. As part of the agreement, Cargill will also take over the personnel dedicated to these activities.

As a result of this transaction Nestlé will enter into a long-term agreement with Cargill for the supply of cocoa products to certain of its European confectionery businesses. Cargill is a major cocoa supplier in Europe from its facilities in the Netherlands, France and the Ivory Coast. Nestlé and Cargill have a long-lasting relationship and Cargill supplies Nestlé globally with a range of ingredients such as vegetable oils and speciality starches. The transaction is subject to regulatory approval.

The Nestlé Group's policy consists in leveraging its extensive R&D investments, its knowledge and its expertise by concentrating on high value-added consumer products. First stage transformation of cocoa beans is today becoming an increasingly commodity-focused operation with economies of scale as important as the technologies used. It is in this context that in recent years similar divestitures have been made in Italy, Malaysia, the Netherlands, the United States, Brazil and Mexico.

These latest divestments form an integral part of Nestlé's long-term transformation strategy, leading to Nestlé becoming the foremost food, beverage, nutrition, health and wellness company and they will have no impact on the turnover of the Group.

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Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

Nestlé

PRESS RELEASE

Nestlé: Eismann Divestment Agreement Signed

Vevey, July 19, 2004 – Nestlé announces that it has reached agreement with German Equity Partners II ("GEP") for the sale to an investor group led by GEP of the Eismann Group of companies. The terms of the divestment have not been disclosed and the transaction is subject to regulatory approval.

Eismann is a home delivery business with annual sales of about CHF 750 mio, with operations in Germany, Italy, France, Spain, Switzerland, The Netherlands, Belgium and Austria.

Nestlé acquired Eismann in 2001 as part of Schöller, a major producer and marketer of ice cream in Germany as well as in Central and Northern Europe. Home delivery to private households does not constitute a strategic priority for Nestlé. The Company believes, however, in the future potential of Eismann under an ownership that has the necessary strategic focus to grow and develop the business.

The successive sales, over the past twelve months, of the Trinks beverage distribution business in Germany, cocoa beans processing in Germany and the UK and now of Eismann, with combined revenues of over CHF two billion, demonstrate the Group's determination to focus on its strategic businesses, manufacturing and marketing high value-added, R&D driven, food and beverage products.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*